RNS Transaction in Own Shares

SHARE BUY-BACK - COMMENCEMENT OF SECOND TRANCHE

UNILEVER PLC

Released 09:15:01 06 September 2022

RNS Number : 4200Y
Unilever PLC
06 September 2022

Share Buy-Back Programme - Commencement of Second Tranche

6 September 2022

London - Unilever PLC announces the commencement of the second tranche of its programme to buy back shares with an aggregate market value equivalent of up to €3 billion.

On 10 February 2022, Unilever PLC announced its fourth quarter and full year 2021 results and a share buyback programme of up to €3 billion to be conducted over the next two years.

On 23 March 2022, Unilever PLC announced commencement of the first tranche of this buyback programme (the "Initial Programme") for an aggregate market value equivalent to €750,000,000.

Unilever PLC now announces commencement of the second tranche of this buyback programme (the "New Programme") for an aggregate market value equivalent to €750,000,000 which will be bought back in the form of Unilever PLC ordinary shares.

Any further tranches of the buyback programme, which may be conducted after completion of the New Programme, will be announced in due course. The purpose of the New Programme is to reduce the capital of Unilever PLC and it will take place within the limitations of the authority granted to the Board of Unilever PLC by its general meeting, held on 4th May 2022, pursuant to which the maximum number of shares to be bought back by Unilever PLC is 256,262,000.

The New Programme will commence on 6 September 2022 and will end on or before 23 December 2022.

Unilever PLC has entered into non-discretionary instructions with Morgan Stanley & Co. International PLC to conduct the New Programme on its behalf and to make trading decisions under the New Programme independently of Unilever PLC.

Unilever PLC
Unilever House
100 Victoria Embankment
London EC4Y 0DY
United Kingdom

Press-Office.London@Unilever.com

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995, including with relation to Unilever's share buyback programme, its purpose and timetable. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance or outcomes. Because these forward-looking statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2021 and the Unilever Annual Report and Accounts 2021 available on our corporate website www.unilever.com.

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